                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2009
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On July 30, 2009, G. Willi-Food International Ltd. ("Registrant") distributed to its shareholders its proxy statement for the annual general meeting of shareholders to be held on September 1, 2009. Attached hereto and incorporated by reference herein is a copy of the proxy statement and proxy card sent by the
Registrant for this annual general meeting of shareholders.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: July 30, 2009
                                                By: /s/ Ety Sabach
                                                -----------------------
                                                Ety Sabach
                                                Chief Financial Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
       4 NAHAL HARIF STREET, NORTHERN INDUSTRIAL ZONE, YAVNE 81224 ISRAEL
                     TEL: 972-8-9321000; FAX: 972-8-9321003

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON SEPTEMBER 1, 2009

NOTICE IS HEREBY GIVEN that on Tuesday September 1, 2009, at 4:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the "MEETING") of G.
Willi-Food International Ltd. (the "COMPANY") will be held at the offices of the
Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

THE MATTERS ON THE AGENDA OF THE MEETING AND THE SUMMARY OF THE PROPOSED
RESOLUTIONS ARE AS FOLLOWS:

1.   To re-elect Mr. Joseph Williger, Mr. Zwi Williger and Ms. Rachel Bar-Ilan,
     as Directors of the Company, each to hold office subject to the Company's
     Articles of Association and the Israeli Companies Law;

2.   To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman,
     Almagor, Zohar & Co. CPA (ISR) as the Company's Independent Auditors for
     the year ending December 31, 2009 and for the period until the next Annual
     General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.   To re-elect Mr. Ariel Herzfeld as an External Director of the Company for a
     second three year term; and

4.   To transact such other business as may properly come before the Meeting or any adjournment thereof.

     In addition, shareholders will be requested to consider at the Meeting the
Financial Statements of the Company for the fiscal year ended December 31, 2008, together with the report of the auditors thereon and the report of the Board of
Directors for such year.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting (no later than August 30, 2009 at 4:00 p.m (Israel time)).

     The Board of Directors has fixed the close of business on July 30, 2009 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on July 30, 2009 (the "RECORD DATE") are entitled to vote at the
Meeting. Each shareholder of record is entitled to one vote for each Ordinary
Share held on all matters to come before the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2008, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day from August 23, 2009 until August 27, 2009, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif Street,
Northern Industrial Zone, Yavne 81224 Israel.

By order of the Board of Directors

/s/ Joseph Williger
-----------------------
Joseph Williger
CHIEF EXECUTIVE OFFICER

                                  July 30, 2009

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 4 NAHAL HARIF STREET, NORTHERN INDUSTRIAL ZONE,
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT

                             ----------------------

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the
"Company") of proxies to be voted at the Annual General Meeting (the "Meeting")
of the Company to be held on September 1, 2009 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone,
Yavne 81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about August 6, 2009.

                               GENERAL INFORMATION

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the
"Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 4:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the
Company's offices at least 24 hours prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.
If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the
Meeting will constitute a quorum for the transaction of business at the Meeting.
Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the
Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

     Proxies will be solicited chiefly by mail; however, certain officers,
Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding
Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     The adoption of resolutions 1 and 2 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 3 is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the
General Meeting of the Company's shareholders, provided that either (i) such majority includes at least one third (1/3) of the total votes of shareholders who are not "Controlling Shareholders" (as defined in the Israel Companies Law), or anyone on their behalf, participating in the voting in person or by proxy
(with abstentions not taken into consideration in counting the above-referenced shareholder votes), or (ii) the total number of shares of non-Controlling
Shareholders mentioned in (i) above that vote against such resolution does not exceed one percent of the aggregate voting rights in the Company. Shareholders are required to indicate whether they are a Controlling Shareholder for their vote to be counted.

     Only shareholders of record at the close of business on July 30, 2009 (the
"RECORD DATE") are entitled to vote at the Meeting. At the close of business on the Record Date, 10,267,893 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2008, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available at the Meeting as well as each day between August 23, 2009 until August 27, 2009, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif Street,
Northern Industrial Zone, Yavne 81224 Israel.

     To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli
Companies Law, you may do so by delivery of a notice to the Company's offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel,
not later than August 13, 2009. Our Board of Directors may respond to your notice not later than August 18, 2009.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 513,394 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

--------------------------------------------------------------------------------
       THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV
           HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.
--------------------------------------------------------------------------------

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of July 30, 2009, the number of Ordinary
Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 10,267,893 Ordinary Shares outstanding as of July 30, 2009.

                                                        NUMBER OF         PERCENTAGE OF
                                                     ORDINARY SHARES        ORDINARY
NAME AND ADDRESS                                    BENEFICIALLY OWNED       SHARES
----------------                                        ---------          ---------

Willi Food Investments Ltd. ("WILLI FOOD") (1)          7,122,137              69.36%

Joseph Williger (1)(2)                                  7,208,292 (2)          70.20%

Zwi Williger (1)(2)                                     7,666,369 (2)          74.66%

All directors and officers as a group (2 persons)       7,752,524 (2)          75.50%

(1)  Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St.,
     Northern Industrial Zone, Yavne, 81106 Israel. The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal
     Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)  Includes 7,122,137 Ordinary Shares owned by Willi Food. Messrs. Zwi
     Williger and Joseph Williger serve as directors and executive officers of
     Willi Food and of the Company.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company's other shareholders. The Company believes that, as of July
30, 2009, 3,145,756 Ordinary Shares (approximately 30.64% of its outstanding
Ordinary Shares) were held by persons who were not officers, Directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of July 30, 2009, there were 20 holders of Ordinary Shares of record registered with a United
States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company's shares held by Willi Food through brokers, represented approximately 69% of the total outstanding Ordinary Shares.
Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     PROPOSAL NO. 1 ELECTION OF DIRECTORS

     The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Joseph Williger, (ii) Zwi
Williger and (iii) Rachel Bar-Ilan. Such nominees are to serve together with Ms.
Etty Cohen, who serves as an External Director of the Company and together with
Mr. Ariel Herzfeld who is nominated to be re-elected as an External Director at the Meeting. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated. If any nominee is unable or unwilling to serve, which the
Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

     The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

     JOSEPH WILLIGER, age 52, has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January
1994. He has also served as a Chairman of the Company's subsidiaries, W.F.D.
(Import, Marketing and Trading) Ltd. ("W.F.D.") ,Gold Frost Ltd. ("Gold Frost")
and Y.L.W Baron International Trading Ltd ("Baron"), since November 1996,April
2001and February 2007, respectively. Mr. Williger has also served as a Director and as chairman of the Board of Willi Food, the controlling shareholder of the
Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic Food Ltd. ("Titanic"), a company he owns together with Mr. Zwi Williger, since April 1990. Mr. Williger attended Bar-Ilan
University in Israel and Nortrige University in Los Angeles. Mr. Williger is the
brother of Zwi Williger, Chief Operating Officer and Chairman of the Board of
Directors of the Company.

     ZWI WILLIGER, age 54, has served as the Chief Operating Officer and
Chairman of the Company since January 1997, and from inception of the Company to
January 1997 as a Director and Manager of Marketing Development of the Company.
Mr. Williger has also served as a Director of the Company's subsidiaries, W.F.D.
Gold Frost, Baron and Shamir since November 1996 April 2001, February 2007 and
January 2008 respectively. Mr. Williger has also served as a Director of Willi
Food since December 1992. Mr. Williger served as Director of Titanic since April
1990. Mr. Williger attended Fresno University in California. Zwi Williger is the
brother of Joseph Williger, Chief Executive Officer and a Director of the
Company.

     RACHEL BAR-ILAN, age 51, has served as Director of the Company since May
2001. Ms. Bar-Ilan is a member of the Audit Committee of the Company. Since
2005, she has been the general manager of ORTHOBAR Company, a privately owned company established in 2002, which provides medical services and orthopedic equipment to hospitals, institutes, emergency medical care center and private clinics and patients. From 1999 to 2004, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of
Medtechnica Ltd., a company publicly traded on the Tel Aviv Stock Exchange. From
1994 to 1999, Ms. Bar-Ilan worked for Agentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar-Ilan received her degree in Medical Science (M.Sc.) from the
Technion - Israel Institute of Technology in Haifa, Israel.

AUDIT COMMITTEE

     The Company's Ordinary Shares are listed for quotation on the Nasdaq
Capital Market, and the Company is subject to the rules of the Nasdaq Capital
Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Etty
Cohen and Ariel Herzfeld qualify as independent Directors under the current
Nasdaq requirements and are members of the Audit Committee. At the Meeting, the shareholders will be asked to re-elect Mr. Ariel Herzfeld as an External
Director. Under applicable SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

     The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law.

INDEPENDENT DIRECTORS

     The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi Food. As a
Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

     Each of the director nominees has notified the Company that he or she complies with all requirements under the Israeli Companies Law for serving as a director.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of Joseph Williger, Zwi Williger and Rachel Bar-Ilan be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

 THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 1.

     PROPOSAL NO. 2 RE-APPOINTMENT OF INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR),
Independent Accountants ("DELOITTE"), as independent auditors of the Company for the year ending December 31, 2009 and for the period until the next Annual
General Meeting of the Company's shareholders, and to authorize the Board of
Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company's independent auditors for the year ended December 31, 2008.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu -
Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as
Independent Auditors of the Company for the year ending December 31, 2009 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

 THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 2

     PROPOSAL NO. 3 RE-ELECT MR. ARIEL HERZFELD AS AN EXTERNAL DIRECTOR FOR A
                    PERIOD OF THREE YEARS

     The Board of Directors has proposed to re-elect Mr. Ariel Herzfeld as an
External Director for an additional term of three years. Mr. Herzfeld has served as an External Director since August 30, 2006 and his term will expire on August
30, 2009. Mr. Herzfeld is to serve together with Ms. Etty Cohen, who serves as an External Director of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the person nominated. If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

     The following information with respect to Mr. Herzfeld is based upon the records of the Company and information furnished to it by Mr. Herzfeld.

     Ariel Herzfeld, 54, has served as an external director since August 30,
2006. Mr. Herzfeld is a senior partner in the Israeli CPA firm, M. Herzfeld &
Co. and in Herzfeld-Cohen Management Services where he served in auditing, consulting and managing services, including in information-systems projects to a wide variety of private and public organizations. Mr. Herzfeld also served as a director (including a member of the audit committee) in Crystal Consumer
Products Ltd., a prominent Israeli importer of appliances that is traded in the
Tel-Aviv Stock Exchange. Mr. Herzfeld was the managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for
locating and restoring of property for Holocaust victims in Bank Hapoalim B.M
(one of the largest banks in Israel). Mr. Herzfeld earned his BA degree from the
University of Denver in Colorado in 1978 and his MBA, majoring in Information
Systems Analysis, from the Ono Academic College, in 2005. Mr. Herzfeld is a
Certified Public Accountant (Isr.) and Certified Systems Analyst (Isr.).

     Mr. Herzfeld has notified the Company that he complies with (i) all the requirements under the Israeli Companies Law for serving as an External
Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director. In addition, the Board of Directors' has determined that Mr. Herzfeld satisfies the conditions of "accounting and financial expertise" under the Companies Law.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Mr. Ariel Herzfeld be, and hereby is, re-elected to hold office as an External Director of the Company for an additional three-year term in accordance with the provisions of the Companies Law."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution, provided that either (i) such majority includes at least one third (1/3) of the total votes of shareholders who are not
"Controlling Shareholders" (as defined in the Israel Companies Law), or anyone on their behalf, participating in the voting in person or by proxy (with abstentions not taken into consideration in counting the above-referenced shareholder votes), or (ii) the total number of shares of non-Controlling
Shareholders mentioned in (i) above that vote against such resolution does not exceed one percent of the aggregate voting rights in the Company. Shareholders are required to indicate whether they are a Controlling Shareholder for their vote to be counted.

 THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 3

COMPANIES LAW REQUIREMENTS REGARDING EXTERNAL DIRECTORS

     We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two External Directors. Under the Companies Law, a person may not be appointed as an External Director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an
External Director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an External
Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise. A director has "Professional Expertise"
if he or she satisfies one of the following:

     (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

     (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

     (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c)
senior position in the main business sector of the company.

     The above qualifications do not apply to external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has "Accounting and Financial
Expertise"; or (ii) he or she has "Professional Expertise", and on the date of appointment for another term there is another external director who has
"Accounting and Financial Expertise" and the number of "Accounting and Financial
Experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

     REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS' REPORT AND
                               DIRECTORS' REPORT

     The Company will distribute at the Meeting the Financial Statements, the
Auditors' Report and the Directors' Report for the fiscal year ended December
31, 2008, and will present to the Company shareholders certain highlights thereof. In accordance with applicable Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the above mentioned statements and reports.

                          INFORMATION ABOUT THE COMPANY

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2008, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between August 23, 2009 until August 27, 2009, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif Street,
Northern Industrial Zone, Yavne 81224 Israel.

     A copy of the Company's Financial Statements for the year ended December
31, 2008, together with the report of the auditors thereon, will be available upon request by writing to Ms. Ety Sabach, G. Willi-Food International Ltd., 4
Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders.
However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: July 30, 2009

By Order of the Board of Directors
JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER

              PROXY CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

                        G. WILLI-FOOD INTERNATIONAL LTD.

                                September 1, 2009

      Please date, sign, and mail your proxy card in the envelope provided as soon as possible.

                             THIS PROXY IS SOLICITED
                       ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the "Company")
does hereby appoint Messrs. Joseph Williger and Zwi Williger, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the
Company, to be held at the offices of the Company, 4 Nahal Harif Street,
Northern Industrial Zone, Yavne 81224 Israel, on September 1, 2009 at 4:00 p.m.,
and at any adjournment thereof, upon:

1.   A) Re-election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli
     Companies Law.

     FOR    [_]                   AGAINST    [_]               ABSTAIN     [_]

     B) Re-election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli
     Companies Law.

     FOR    [_]                   AGAINST    [_]               ABSTAIN     [_]

     C) Re-election of Ms. Rachel Bar-Ilan as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli
     Companies Law.

     FOR    [_]                   AGAINST    [_]               ABSTAIN     [_]

2.   To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman,
     Almagor, Zohar & Co. CPA (ISR) as the Company's Independent Auditors for
     the year ending December 31, 2009, and for the period until the next Annual
     General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

     FOR    [_]                   AGAINST    [_]               ABSTAIN     [_]

3.   Re-election of Mr. Ariel Herzfeld as an External Director of the Company
     for a second three year term .

     FOR    [_]                   AGAINST    [_]               ABSTAIN     [_]

     Are you a controlling shareholder in the Company, or acting on behalf of such a controlling shareholder? (Please note: if you do not mark either Yes or No, your shares will not be voted for Item 3).

     YES    [_]                   NO    [_]

THE ORDINARY SHARES REPRESENTED BY THIS PROXY CARD, WHEN EXECUTED, WILL BE VOTED
IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO OTHER
DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE
ADOPTION OF PROPOSALS 1 AND 2, BUT NOT FOR PROPOSAL 3. TO THE EXTENT PERMITTED
BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS THE PROXIES ARE AUTHORIZED IN
THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE
THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

                                   Date: _______________________________________

                                   Signature: __________________________________

                                   Signature: __________________________________

(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ABOVE. IF SHARES ARE OWNED IN JOINT
NAMES, EACH JOINT OWNER MUST SIGN. IF SIGNING AS EXECUTOR, ADMINISTRATOR,
TRUSTEE, ATTORNEY OR GUARDIAN, OR AS AN OFFICER OF A CORPORATION OR GENERAL
PARTNER OF A PARTNERSHIP, PLEASE ALSO GIVE YOUR FULL TITLE)

PLEASE SIGN AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO
POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.